Mail Stop 4561

February 21, 2008

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

>   **Re: CHDT Corporation**
>   **Form 10-KSB for the year ended 12/31/2006**
>   **Filed on 4/17/2007**
>   **File No. 000-28831**

Dear Mr. Gerry McClinton:

We have reviewed your response letter dated February 5, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in its entirety.

Item 8A: Controls and Procedures

2.   Please refer to your correspondence with us dated October 26, 2007. The correspondence indicated that you will revise your disclosures in an amended 10-KSB to indicate that the disclosure controls were ineffective. Your revised disclosures should also address improvements you have made to disclosure controls and procedures to correct any deficiencies. As of the date of this letter, no amendment has been filed. Please clarify or revise accordingly.

Financial Statements and Notes

Report of Independent Registered Public Accountants, page F-1

3.   Please refer to your correspondence with us dated October 2, 2007.   The correspondence indicated that you will revise your audit opinion paragraph to indicate clearly the division of responsibility between that portion of the financial statement covered by your auditor's own audit and that covered by the audit of the other auditor.   Because the financial statements and auditors' report are filed under one item in a Form 10-KSB, in your amendment, the entire Item should be filed in its entirety.   As of the date of this letter, no amendment has been filed. Please clarify or revise accordingly.

4.   Please refer to your correspondence with us dated October 2, 2007.   The correspondence indicated that, since your auditors are relying on the work of another auditor, you will amend your 10-KSB to include the audit report of the other auditor in accordance to Rule 2-05 of Regulation S-X.   As of the date of this letter, no amendment has been filed. Please clarify or revise accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant